SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

GENERAL GROWTH PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

370023103

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 37023103	Page 2 of 10

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 74,733,712
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 74,733,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,733,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(1)
14	TYPE OF REPORTING PERSON IA

(1)	Calculated based on 938,881,500 shares of common stock, $.01 par value, of General Growth Properties, Inc. (the “Company”), outstanding as of November 1, 2012, as reported in the Company’s quarterly report on Form 10-Q filed on November 5, 2012, for the quarterly period ended September 30, 2012 (the “11/5/12 10-Q”).

SCHEDULE 13D

CUSIP NO. 37023103	Page 3 of 10

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 74,733,712
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 74,733,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 74,733,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0%(2)
14	TYPE OF REPORTING PERSON OO

(2)	Calculated based on 938,881,500 shares of common stock, $.01 par value, of the Company, outstanding as of November 1, 2012, as reported in the Company’s 11/5/12 10-Q.

SCHEDULE 13D

CUSIP NO. 37023103	Page 4 of 10

1	NAME OF REPORTING PERSON Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 29,061,740
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 29,061,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 29,061,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.1%(3)
14	TYPE OF REPORTING PERSON IA

(3)	Calculated based on 938,881,500 shares of common stock, $.01 par value, of the Company, outstanding as of November 1, 2012, as reported in the Company’s 11/5/12 10-Q.

SCHEDULE 13D

CUSIP NO. 37023103	Page 5 of 10

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 74,733,712
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 74,733,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,733,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(4)
14	TYPE OF REPORTING PERSON

(4)	Calculated based on 938,881,500 shares of common stock, $.01 par value, of the Company, outstanding as of November 1, 2012, as reported in the Company’s 11/5/12 10-Q.

SCHEDULE 13D

CUSIP NO. 37023103	Page 6 of 10

SCHEDULE 13D

CUSIP NO. 37023103	Page 7 of 10

This amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed on October 24, 2011, as amended and supplemented by amendment No. 1 (“Amendment No. 1”), filed on August 23, 2012 and amendment No. 2 (“Amendment No. 2”), filed on August 27, 2012 (the Original Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and (iv) William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP, the “Reporting Persons”), relating to the common stock, par value $.01 per share (“Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 110 N. Wacker Drive, Chicago, Illinois 60606. Capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As of January 2, 2013, the Reporting Persons beneficially owned (1) an aggregate of 74,733,712 Common Shares (the “Subject Shares”), representing approximately 8.0% of the outstanding Common Shares. The Reporting Persons also have additional economic exposure to 7,569,727 Common Shares under certain cash-settled total return swaps, bringing their total aggregate economic exposure to 82,303,439 Common Shares (approximately 8.8% of the outstanding Common Shares). The Reporting Persons no longer beneficially own the Warrants, pursuant to the transaction set forth in Exhibit 99.7, which is incorporated herein by reference.

Further, in connection with the formation and capitalization of Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”), a new fund advised by Pershing Square, the transactions set forth on Exhibit 99.7 were consummated.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

References to the “Pershing Square Funds” in this Schedule 13D shall hereinafter also include reference to PSH.

In connection with the formation and capitalization of PSH, the transactions set forth on Exhibit 99.7, which is incorporated into this Item 3 by reference as if restated in full, were consummated.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Persons filed the Original Schedule 13D on October 24, 2011 to reflect, among other things, the Reporting Persons’ intent to have conversations with Simon Property Group Inc. (“SPG”) in respect of SPG’s interest in acquiring the Company on favorable terms to the Company and its shareholders. Subsequent to the filing of the Original Schedule 13D, the Company discussed a potential transaction with SPG on terms that the Reporting Persons believed would have been in the best interest of the Company and its shareholders and would also have been economically accretive to SPG. In that SPG has chosen not to go forward with that or any other potential transaction with the Company, and Brookfield Asset Management Inc. and its affiliates (“Brookfield”) have subsequently agreed to modify Brookfield’s governance arrangements with the Company, the Reporting Persons no longer believe that the Company should consider a sale of the Company and it should therefore remain an independent publicly traded corporation. Furthermore, the Reporting Persons are satisfied with the Board’s oversight of the Company and therefore intend to return to their status as passive shareholders of the Company. Consequently, the Reporting Persons are terminating their Schedule 13D filing and are filing a Schedule 13G concurrently herewith reflecting that the Reporting Persons no longer reserve the right to engage in the matters referenced in (a)-(j) of Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP NO. 37023103	Page 8 of 10

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a), (b)

Based upon the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2012, there were 938,881,500 Common Shares outstanding as of November 1, 2012. Based on the foregoing, the Subject Shares represented approximately 8.0% of the Common Shares issued and outstanding as of such date.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c)

Exhibit 99.7, which is attached hereto and incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Shares that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.7, within the last 60 days, no reportable transactions were effected by any Reporting Person.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The swap entered into on or about August 24, 2012, by certain of the Reporting Persons for the benefit of Pershing Square International, Ltd. (together with its wholly-owned subsidiary PSRH, Inc., “Pershing Square International”) as previously disclosed in this Schedule 13D was partially terminated as of December 31, 2012 in connection with the formation and capitalization of PSH.

On December 31, 2012, certain of the Reporting Persons entered into a new swap for the benefit of PSH. Under the terms of the swaps, (i) the relevant Pershing Square Fund will be obligated to pay to the bank counterparty any negative price performance on the notional value of the 7,569,727 Common Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the bank counterparty will be obligated to pay to the relevant Pershing Square Fund any positive price performance on the notional value of the 7,569,727 Common Shares subject to the swaps as of the expiration date of the swaps. Any dividends received by the bank counterparty on the notional value of such number of Common Shares during the term of each swap will be paid to the relevant Pershing Square Fund. All balances will be settled in cash. The relevant Pershing Square Funds’ counterparties for the swaps include entities related to UBS AG. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Company and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Shares that may be referenced in the swap contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

In the Letter from Pershing Square to Bruce Flatt and Brookfield Asset Management, Inc., dated as of December 31, 2012, which is attached hereto as Exhibit 99.8 and filed and incorporated herein by reference, Pershing Square agrees to certain unilateral undertakings as set forth therein.

On December 31, 2012 certain of the Pershing Square Funds entered into the Warrant Purchase Agreement (“WPA”), which is filed as Exhibit 99.9 hereto and incorporated herein by reference. Pursuant to the terms of the WPA, certain of the Pershing Square Funds sold their interest in and to warrants to acquire 18,432,855 Common Shares to BW Purchaser, LLC, an affiliate of Brookfield.

SCHEDULE 13D

CUSIP NO. 37023103	Page 9 of 10

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.7	Trading data.

Exhibit 99.8	Letter from Pershing Square to Bruce Flatt and Brookfield Asset Management, Inc., dated December 31, 2012.

Exhibit 99.9	Warrant Purchase Agreement, dated as of December 31, 2012, by and between BW Purchaser, LLC, an affiliate of Brookfield, and Pershing Square, L.P., Pershing Square II, L.P., and Pershing Square International.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2013

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of October 24, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman*

99.2	Amended and Restated Stock Purchase Agreement, effective as of March 31, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and the Company (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by the Reporting Persons on August 4, 2010).*

99.3	Warrant Agreement, dated as of November 9, 2010, between the Company and Mellon Investor Services LLC, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on November 12, 2010).*

99.4	Letter from Pershing Square to the board of directors of the Company, dated August 23, 2012.*

99.5	Trading Data.*

99.6	Letter from Pershing Square to the board of directors of the Company, dated August 27, 2012.*

99.7	Trading Data.

99.8	Letter from Pershing Square to Bruce Flatt and Brookfield Asset Management, Inc., dated December 31, 2012.

99.9	Warrant Purchase Agreement, dated as of December 31, 2012, by and between BW Purchaser, LLC, an affiliate of Brookfield, and Pershing Square, L.P., Pershing Square II, L.P., and Pershing Square International.

*	Previously Filed